                                            FILING PURSUANT TO RULE 424(B)(2)
                                            REGISTRATION STATEMENT NO. 333-47858


                             PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED OCTOBER 12, 2000)

                                3,126,038 SHARES

                            USINTERNETWORKING, INC.

                                  COMMON STOCK

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider carefully before making your investment decision.

        INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK
                FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS.

                              PLAN OF DISTRIBUTION

     USinternetworking, Inc. is offering these shares directly to Acqua Wellington North American Equities Fund, Ltd. ("Acqua Wellington") at an average purchase price of $3.1989 per share. The total purchase price for all of these shares is $10,000,000. Acqua Wellington must purchase all of these shares if it purchases any of them.

     USinternetworking, Inc. will receive proceeds form the sale of these shares of $10,000,000 minus its expenses relating to the sale, which are estimated to be $53,000. These shares are listed on the Nasdaq National Market under the symbol "USIX."

     The offering price of these shares was established with reference to prices of USinternetworking, Inc. common stock on the Nasdaq National Market for the period beginning October 11, 2000 and ending November 7, 2000, net of a discount of 6.0% per share. USinternetworking, Inc. will deliver these shares to Acqua Wellington on or about the date of this Prospectus Supplement.

     In connection with Acqua Wellington's purchase and potential resale of the shares covered by this prospectus supplement, we have agreed to indemnify and hold harmless Acqua Wellington and each person who controls Acqua Wellington against certain liabilities, including liabilities under the Securities Act of 1933, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by Acqua Wellington.

                                USE OF PROCEEDS

     We will use the proceeds of this offering as described in the prospectus. See "Use of Proceeds" beginning on page 15.

     THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 14, 2000.

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   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     You should read the following discussion of our results of operations and financial condition in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-Q. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors.

OVERVIEW

     We have developed an advanced, integrated service offering that provides our clients the ability to use leading business software applications through our state-of-the-art Internet-based network. During 1998, we devoted substantially all of our efforts to developing our network infrastructure, recruiting and training personnel, establishing strategic business partnerships with application software providers, completing two strategic acquisitions and raising capital. During our first full year of operations in 1999, we continued the development activities started in 1998 and began to market and sell our new iMAP product offerings. We have incurred a cumulative net loss since inception and expect to incur additional losses for at least the next twelve months, due primarily to additional costs related to implementation of our services and the continued expansion and enhancement of our network. As of September 30, 2000, we had an accumulated deficit of approximately $265.1 million. As of September 30, 2000, we had 224 signed contracts with 165 clients accounting for total revenue, assuming payment over the full contract terms, of over $311.7 million. While we have experienced significant growth in revenue under contract in recent periods and currently expect continued, although potentially lower, growth in revenue under contract throughout 2000, prior growth rates should not be considered as necessarily indicative of future growth rates or operating results for 2000.

     In September 2000, we purchased the assets of EnableVision, LLC a comprehensive provider of Lawson financial and human resources system implementation services. The purchase price consisted of cash of $2.0 million and 290,642 shares of restricted stock valued at $4.0 million on the purchase date.

     In October 1999, we purchased the assets of Conklin & Conklin, Inc. a comprehensive provider of Lawson financial and human resources system implementation services and a certified reseller of Lawson software licenses. The purchase price consisted of cash of $7.7 million, assumed liabilities of $1.5 million, and a $2.0 million secured note. The secured note is due on October 8, 2001, and bears interest at 10%, with interest payable monthly until the maturity date. In addition, the purchase price consists of contingent payments of up to $4.6 million in cash. Portions of the contingent payments can be earned by Conklin shareholders through January 2002 upon the attainment of specified financial milestones.

     We completed our initial public offering of common stock in April 1999 and raised net proceeds of $132.8 million. In November 1999 we completed a private offering of convertible subordinated notes and raised net proceeds of $119.9 million. In February 2000, we completed a public offering of our common stock for net proceeds of approximately $119.2 million.

     Revenue. We generate revenue from iMAP services and information technology services. Revenues from professional IT services are recognized as services are provided. iMAP revenues consist of implementation fees and monthly recurring fees for services. Implementation fees are generally paid in advance and are deferred and recognized ratably over the term of the iMAP service contract. Monthly iMAP service fees are consideration for access to our network of Enterprise Data Centers or EDCs, hosting application software, and the implementation and management of that software. iMAP contracts generally have a three-to-five year term and revenues are recognized ratably over the contract term. Payments received in advance of revenue recognition, even if non-refundable, are recorded as deferred revenue. Some contracts permit termination without cause by the clients. Contracts permitting termination without cause generally provide for termination payments to us that will be recognized as revenue when collectibility is assured.

     Costs and expenses. We incur operating costs and expenses related to the delivery of iMAP and professional IT services. They include direct costs of service, network and infrastructure, general and

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administrative, sales and marketing, product research and development, stock compensation, depreciation and amortization expenses.

     We incur up-front costs related to the delivery of iMAP services. Product research and development costs and the cost to operate our network and data centers are recognized as period costs. Costs related to the acquisition of hardware are capitalized and depreciated over the estimated useful life of the hardware of five years. Costs related to the acquisition of software licenses are capitalized and amortized over the lesser of either three years or the term of the individual client contract, depending on the nature of the software license agreement. Amortization is based on a straight-line basis over the remaining useful life. Direct costs related to the integration of software applications for a client on our network are capitalized and amortized over the related contract period.

HISTORICAL RESULTS OF OPERATIONS

Revenue

                                 THREE MONTHS         THREE MONTHS         NINE MONTHS          NINE MONTHS
                                    ENDED                ENDED                ENDED                ENDED
      ($ IN MILLIONS)         SEPTEMBER 30, 2000   SEPTEMBER 30, 1999   SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
      ---------------         ------------------   ------------------   ------------------   ------------------
iMAP........................        $24.8                $ 6.7                $60.4                $11.3
Professional IT services....          3.5                  3.1                 11.9                  9.6
                                    -----                -----                -----                -----
          Total revenue.....        $28.3                $ 9.8                $72.3                $20.9
                                    =====                =====                =====                =====

Enterprise Wide Solutions...        $10.9                $ 5.3                $28.8                $10.8
E-Commerce and Web Based
  Solutions.................         17.4                  4.5                 43.5                 10.1
                                    -----                -----                -----                -----
          Total revenue.....        $28.3                $ 9.8                $72.3                $20.9
                                    =====                =====                =====                =====

Direct cost of services

                                 THREE MONTHS         THREE MONTHS         NINE MONTHS          NINE MONTHS
                                    ENDED                ENDED                ENDED                ENDED
      ($ IN MILLIONS)         SEPTEMBER 30, 2000   SEPTEMBER 30, 1999   SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
      ---------------         ------------------   ------------------   ------------------   ------------------
iMAP........................        $16.0                $ 3.7                $39.0                $ 7.6
Professional IT services....          2.3                  2.1                  7.7                  6.3
Network and
  infrastructure............          7.0                  4.6                 19.4                 11.4
                                    -----                -----                -----                -----
     Total direct cost of
       services and network
       and infrastructure
       costs................        $25.3                $10.4                $66.1                $25.3
                                    =====                =====                =====                =====

Enterprise Wide Solutions...        $ 7.4                $ 2.2                $19.9                $ 5.2
E-Commerce and Web Based
  Solutions.................         10.9                  3.6                 26.8                  8.7
Network and
  infrastructure............          7.0                  4.6                 19.4                 11.4
                                    -----                -----                -----                -----
     Total direct cost of
       services and network
       and infrastructure
       costs................        $25.3                $10.4                $66.1                $25.3
                                    =====                =====                =====                =====

     Comparison of the three-month period ended September 30, 2000 to the three-month period ended September 30, 1999

     Revenue. For the three months ended September 30, 2000, we generated $28.3 million of revenue as compared to $9.8 million for the same prior year period.

     The increase of $18.1 million in iMAP revenue is attributable to the increase in client iMAP contracts. At September 30, 2000, we had 224 iMAP contracts versus 81 in the same period in 1999. Professional IT

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services revenue increased $0.4 million, mainly due to the increased revenue from Conklin & Conklin, Inc., acquired in October 1999.

     The increase of $5.6 million in Enterprise Wide Solutions revenue is mainly attributable to additional client iMAP contracts for our financial management, human resource and customer relationship management products. The increase of $12.9 million in Web Based Solutions is mainly attributable to additional client iMAP contracts for our E-Business and E-Commerce products.

     During the three months ended September 30, 2000 we did not recognize $1.7 million of revenue related to several early stage e-commerce clients that are delinquent in making payments under iMAP contracts and are facing financial difficulties. Early stage venture funded companies represent 13% of our $101.3 million backlog at September 30, 2000.

     Gross margins, direct costs of services, network and infrastructure costs. For the three months ended September 30, 2000, we incurred $25.3 million for direct costs of services and network and infrastructure costs as compared to $10.4 million for the same prior year period.

     For the three months ended September 30, 2000, we incurred $16.0 million and $2.3 million of direct costs related to the delivery of our iMAP and professional IT services, respectively. Our iMAP direct costs include an impairment charge of $0.9 million resulting from the write-off of deferred iMAP costs relating to early stage e-commerce clients. Revenues from these clients were not accrued in the quarter due to non-payment and liquidity concerns. For the same period in 1999, we incurred $3.7 million of direct costs related to iMAP services and $2.1 million of direct costs related to professional IT services. The increase in iMAP services costs is directly attributable to our increase in iMAP client contracts and the impairment charge.

     In addition, we incurred $7.0 million of costs related to the maintenance of our network and infrastructure for the three months ended September 30, 2000 and $4.6 million in related costs during the same period in 1999. The increase of $2.4 million is attributable to costs required to support our increase in iMAP client contracts.

     For the three months ended September 30, 2000, we incurred $7.4 million and $10.9 million of direct costs related to the delivery of our Enterprise Wide Solutions and E-Commerce and Web Based Solutions, respectively. For the same period in 1999, we incurred $2.2 million of direct costs related to Enterprise Wide Solutions and $3.6 million of direct costs related to E-Commerce and Web Based Solutions. Both increases are directly attributable to our increase in iMAP client contracts.

     Gross margins, including iMAP network and infrastructure costs, for the three months ended September 30, 2000 were 7.3% and 34.3% for iMAP and professional IT services, respectively. These margins for the comparable 1999 period were (23.9)% and 32.3%, respectively. Our margins for iMAP services are expected to continue to improve because our business model contemplates a much smaller increase in network and infrastructure costs as revenues increase.

     Segment operating profit margins, which exclude iMAP networking and infrastructure costs, for Enterprise Wide Solutions were 32.0% and 58.5% for the three months ended September 30, 2000 and 1999, respectively. The decrease in operating profit margin from the prior period is due to a high-margin contract becoming a smaller percentage of revenue and margins for the three months ended September 30, 2000 as compared to the same period in 1999. Segment operating profit margin on E-Commerce and Web Based Solutions improved to 37.4% for the three months ended September 30, 2000 as compared to 20.0% for the same period in 1999. This improvement reflects the utilization of the investment made in 1999 to support the increase in iMAP contracts. Our margins for the three-month period ended September 30, 2000 for these operating segments are more indicative of expected performance than in the same prior year period.

     General and administrative expenses. For the three months ended September 30, 2000, we incurred $6.8 million of general and administrative expenses compared to $5.0 million for the same period in 1999. The increase of $1.8 million principally reflects the costs associated with increased administrative personnel to support the growth in operations.

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     Sales and marketing expenses.  For the three months ended September 30,
2000, we incurred $17.7 million of sales and marketing expenses compared to $11.0 million for the same period in 1999. The increase of $6.7 million reflects the costs associated with our increased efforts to market and brand our service offerings, and the sales commissions related to the increase in iMAP revenue.

     Product research and development expenses. For the three months ended September 30, 2000, we incurred $0.9 million of product research and development expenses compared to $1.2 million for the same period in 1999. The decrease of $0.3 million is due to the fact that we incurred additional product development costs related to our Lawson and Microsoft Exchange product offerings during the third quarter of 1999.

     Non-cash stock compensation expense. For the three months ended September 30, 2000, we incurred $6.0 million in non-cash compensation expenses compared to $3.4 million for the same period in 1999. The $2.6 million increase reflects the period's expense in connection with employee stock options with an exercise price of $0.001 in lieu of cash bonuses. We expect to incur $22 million in non-cash stock compensation expense through 2002 related to 1999 stock option grants issued at below fair market value and 2000 stock option grants issued in lieu of cash bonuses. We also expect to incur up to $14 million in non-cash stock compensation expense over the next three to four years as a result of a stock option swap program implemented in November 2000. This program allowed employees to exchange stock options granted since January 2000 at a rate of two options for one share of restricted stock.

     Depreciation and amortization. For the three months ended September 30, 2000, we incurred $15.4 million in depreciation and amortization expenses, compared to $5.9 million for the same period in 1999. Of the $9.5 million increase, $8.9 million represents depreciation of our increasing investment in property and equipment and the amortization of our prepaid software licenses. The remaining amount of $0.6 million represents the amortization of the goodwill recorded upon our acquisitions of Conklin, ACR, IIT, and EnableVision.

     Interest income and expense. For the three months ended September 30, 2000, we incurred $6.1 million in interest expense and generated $2.4 million of interest income. For the three months ended September 30, 1999, we generated $0.7 million of interest income and incurred $1.3 million of interest expense. Our interest expense has increased as we continue to finance through long-term debt and capital lease obligations investments in our network and infrastructure. See Notes 6 and 8 to our September 30, 2000 consolidated financial statements for a summary of our long-term debt at September 30, 2000.

     We generated interest income in the third quarter of 2000 from the temporary investment of the proceeds of our February 2000 common stock offering and November 1999 convertible subordinated notes offering. During the same prior year period we generated interest income from the temporary investment of the proceeds of our initial public offering.

  Comparison of the nine-month period ended September 30, 2000 to the nine-month period ended September 30, 1999

     Revenue. For the nine months ended September 30, 2000, we generated $72.3 million of revenue as compared to $20.9 million for the same prior year period.

     The increase of $49.1 million in iMAP revenue is attributable to the increase in client iMAP contracts. At September 30, 2000, we had 224 iMAP contracts versus 81 in the same period in 1999. Professional IT services revenue increased $2.3 million, mainly due to the increased revenue from Conklin & Conklin, Inc., acquired in October 1999.

     The increase of $18.0 million in Enterprise Wide Solutions revenue is mainly attributable to additional client iMAP contracts for our financial management, human resource and customer relationship management products. The increase of $33.4 million in Web Based Solutions is mainly attributable to additional client iMAP contracts for our E-Business and E-Commerce products.

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     Gross margins, direct costs of services, network and infrastructure costs. For the nine months ended September 30, 2000, we incurred $66.1 million for direct costs of services and network and infrastructure costs as compared to $25.3 million for the same prior year period.

     For the nine months ended September 30, 2000, we incurred $39.0 million and $7.7 million of direct costs related to the delivery of our iMAP and professional IT services, respectively. For the same period in 1999, we incurred $7.6 million of direct costs related to iMAP services and $6.3 million of direct costs related to professional IT services. The increase in iMAP services costs can be directly attributable to our increase in iMAP client contracts.

     In addition, we incurred $19.4 million of costs related to the maintenance of our network and infrastructure costs for the nine months ended September 30, 2000 and $11.4 million in related costs during the same period in 1999. The increase of $8.0 million is attributable to costs required to support our increase in iMAP client contracts.

     For the nine months ended September 30, 2000, we incurred $19.9 million and $26.8 million of direct costs related to the delivery of our Enterprise Wide Solutions and E-Commerce and Web Based Solutions, respectively. For the same period in 1999, we incurred $5.2 million related to Enterprise Wide Solutions and $8.7 million of direct costs related to E-Commerce and Web Based Solutions. Both increases are directly attributable to our increase in iMAP client contracts.

     Gross margins, including iMAP network and infrastructure costs, for the nine months ended September 30, 2000 were 35.4% and 32.7% for iMAP and professional IT services, respectively. These margins for the comparable 1999 period were (68.1)% and 34.4%, respectively. Our margins for iMAP services are expected to continue to improve because our business model contemplates a much smaller increase in network and infrastructure costs as revenues increase.

     Segment operating profit margins, which exclude iMAP networking and infrastructure costs, for Enterprise Wide Solutions were 31.0% and 51.9% for the nine months ended September 30, 2000 and 1999, respectively. The decrease in operating profit margin from the prior period is due to a high-margin contract becoming a smaller percentage of revenue and margins for the nine months ended September 30, 2000 as compared to the same period in 1999. Segment operating profit margins for E-Commerce and Web Based Solutions improved to 38.4% for the nine months ended September 30, 2000 as compared to 13.9% for the same period in 1999. This improvement reflects the utilization of the investment made in 1999 to support the increase in iMAP contracts. Our margins for the nine-month period ended September 30, 2000 for these operating segments are more indicative of expected performance than in the same prior year period.

     General and administrative expenses. For the nine months ended September 30, 2000, we incurred $19.9 million of general and administrative expenses compared to $15.8 million for the same period in 1999. The increase of $4.1 million principally reflects the costs associated with increased administrative personnel to support the growth in operations.

     Sales and marketing expenses. For the nine months ended September 30, 2000, we incurred $52.7 million of sales and marketing expenses compared to $24.6 million for the same period in 1999. The increase of $28.1 million reflects the costs associated with our increased efforts to market and brand our service offerings, and the sales commissions related to the increase in iMAP revenue.

     Product research and development expenses. For the nine months ended September 30, 2000, we incurred $2.3 million of product research and development expenses compared to $2.0 million for the same period in 1999. The increase of $0.3 million is due to the fact that we continue to develop our iMAP offerings.

     Non-cash stock compensation expense. For the nine months ended September 30, 2000, we incurred $15.9 million in non-cash compensation expenses compared to $6.8 million for the same period in 1999. Of the $9.1 million increase, $5.7 million reflects the period's expense in connection with employee stock options with an exercise price of $0.001 in lieu of cash bonuses. The remaining amount of $3.4 million reflects the Company's contribution of common stock to an employee benefit plan and the amortization of unearned compensation. We expect to incur $22 million in non-cash stock compensation expense through 2002 related

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to 1999 stock option grants issued at below fair market value and 2000 stock option grants issued in lieu of cash bonuses. We also expect to incur up to $14 million in non-cash stock compensation expense over the next three to four years as a result of a stock option swap program implemented in November 2000. This program allowed employees to exchange stock options granted since January 2000 at a rate of two options for one share of restricted stock.

     Depreciation and amortization. For the nine months ended September 30, 2000, we incurred $36.4 million in depreciation and amortization expenses, compared to $14.8 million for the same period in 1999. Of the $21.6 million increase, $20.0 million represents depreciation of our increasing investment in property and equipment and the amortization of our prepaid software licenses. The remaining amount of $1.6 million represents the amortization of the goodwill recorded upon our acquisitions of Conklin, ACR, IIT and EnableVision.

     Interest income and expense. For the nine months ended September 30, 2000, we incurred $15.3 million in interest expense and generated $6.9 million of interest income. For the nine months ended September 30, 1999, we incurred $2.8 million of interest expense and generated $2.1 million of interest income. Our interest expense has increased as we continue to finance through long-term debt and capital lease obligations investments in our network and infrastructure. See Notes 6 and 8 to our September 30, 2000 consolidated financial statements for a summary of our long-term debt at September 30, 2000.

     We generated interest income in the first three quarters of 2000 from the temporary investment of the proceeds of our February 2000 common stock offering and November 1999 debt offering. During the same prior year period we generated interest income from the temporary investment of the proceeds of our initial public offering.

FUTURE ASSESSMENT OF RECOVERABILITY AND IMPAIRMENT OF GOODWILL

     In connection with our acquisition of IIT, ACR, Conklin, and EnableVision LLC we recorded goodwill that is being amortized on a straight line basis over its estimated useful life. At September 30, 2000, the unamortized portion of these intangibles was $30.0 million, which represented 7.0% of total assets and 25.8% of stockholders' equity. Goodwill represents the amount that we paid for these acquired businesses in excess of the fair value of the acquired tangible and separately measurable intangible net assets. We have estimated the useful life of our goodwill to be five years based upon several factors, the most significant of which is the susceptibility of acquired businesses to change as a result of technological advances and the rapidly changing needs of their customers.

     We periodically review the carrying value and recoverability of our unamortized goodwill and other intangible assets for impairment. If the facts and circumstances suggest that the goodwill or other intangible assets may be impaired, the carrying value of this goodwill will be adjusted by an immediate charge against income during the period of the adjustment. The length of the remaining amortization period may also be shortened, which will result in an increase in the amount of goodwill amortization during the period of adjustment and each period thereafter until fully amortized. Once adjusted, there can be no assurance that there will not be further adjustments for impairment and recoverability in future periods. We have integrated the acquired businesses into our primary iMAP service offerings. Therefore, in evaluating impairment a principal factor we consider is the failure to achieve expected cash flows from operations.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2000, we had cash and cash equivalents of $81.1 million. For the nine months ended September 30, 2000, we used $93.3 million of cash in operating activities, $63.0 million in investing activities and generated $125.1 million through financing activities. Included in financing activities was $119.2 million raised from a public common stock offering in February 2000. We invested these proceeds primarily in cash and short-term cash equivalents. During the nine months ended September 30, 2000, we purchased $17.5 million of marketable securities and sold $48.9 million of marketable securities. We used the proceeds of the sale of the marketable securities to fund our operations.

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     For the first three quarters of 2000, we purchased $92.4 million of property and equipment, which consisted primarily of computer hardware and software necessary to support the increase in our iMAP clients and expenditures for equipment used by our administrative personnel. These expenditures in the comparable 1999 period were $58.9 million. We have no material commitments for the acquisition of property and equipment at September 30, 2000, but estimate that our capital expenditures for the remainder of 2000 will be approximately $35 million.

     We have used debt and capital leases to partially finance our capital investments for the development of our infrastructure and the hardware required to support the increase in our iMAP clients. As of November 14, 2000, we have the following financing commitments available:

-$50 million of lease financing for HP products, of which $10 million has been funded and $20 million is currently available. The remaining $20 million commitment will be made available in $10 million increments after the conclusion of the next two quarters ending December 31, 2000 and March 31, 2001 contingent upon the Company achieving certain operating metrics. All commitments expire June 30, 2001.
-$20 million in long-term fixed asset financing from Compaq, of which $4.7 million has been funded and $15.3 million remains available. This commitment expires June 30, 2001.
-$20 million in long-term fixed asset financing from Sun, of which $1.5 million has been funded and $8.5 million is currently available through December 31, 2000. The remaining $10 million will become available from January 1, 2001 through June 30, 2001, at which time the commitment expires.

     All of the long-term fixed asset financing is collateralized by the incremental infrastructure assets deployed to fulfill customer requirements.

     On November 13, 2000 we received a new commitment from GE capital with respect to a $50 million revolving line of credit. This commitment reestablishes the previously announced commitment from GE Capital, which expired on September 30, 2000. We anticipate closing on this commitment no later than December 31, 2000 upon completion of the negotiations of the inter-creditor agreements and other third party documentation.

     In addition to the above debt financing commitments, as of November 14, 2000 we have obtained equity commitments totaling $270 million, including $130 million of current equity and a $140 million standby equity line. The current equity investment is composed of the following:

-$50 million investment in our common stock from Microsoft Corp., -$10 million investment in our common stock from Aether Systems, -$55 million investment in our common stock by our early investors including our
 Chairman of the Board, Christopher R. McCleary, and our Chief Executive Officer, Andrew A. Stern,
-$5 million investment in our common stock from a wholly owned subsidiary of GE
 Capital, and
-$10 million investment in our common stock from Acqua Wellington.

     We expect to close on the Acqua Wellington commitment and 25% of the other financings no later than November 21, 2000. The closing of the remaining 75% is subject to the receipt of regulatory approval under the Hart-Scott-Rodino antitrust review process.

     On October 13, 2000 we filed a shelf registration statement with the SEC on Form S-3, registering to sell up to $150 million of common stock. We plan to use the proceeds from any securities sold under this registration statement for working capital, capital purchases, and to fund expenses and operating losses. We have entered into an agreement with Acqua Wellington North American Equities Fund Ltd. for the sale of up to $140 million of this common stock. The sale of up to $140 million of common stock is available to be drawn over the next 28 months. The Company may sell these shares at its sole discretion, depending on its needs. The shares will be sold at a slight discount based on the market price of our common stock at the time of the draw. As noted above, we have agreed to sell $10 million of common stock to Acqua Wellington pursuant to a purchase agreement entered into in connection with the financing arrangement, which we expect to close on November 15, 2000.

     We believe that these resources and our existing cash and short-term investments will be sufficient to fund our operations, including planned levels of capital expenditure, for the foreseeable future assuming the successful implementation of our current business model. The majority of the base infrastructure required to provide our iMAP services has been purchased. As a result, we expect that our capital expenditures for the next several years will now largely be success-based, consisting of software licenses, hardware and the expansion of existing data center facilities required to implement iMAP solutions for our new customers. These new customer contracts are expected to have an average term of three to five years; however, we anticipate that many of our customers will renew their contracts due to the cost and complexity of switching service providers.

     If we expand more rapidly than currently anticipated, if our working capital needs exceed our current expectations, if these financings do not close as anticipated, or if we make acquisitions, we will need to raise additional capital from equity or debt sources. We cannot be sure that we will be able to obtain the additional financing to satisfy our cash requirements or to implement our growth strategy on acceptable terms or at all. If we cannot obtain such financing on terms acceptable to us, we may be forced to curtail our planned business expansion and may be unable to fund our ongoing operations. We are presently pursuing a variety of sources of other debt and capital financing, but no additional commitments have been obtained to date.

YEAR 2000 COMPLIANCE

     Year 2000 Issue. The Year 2000 issue is a result of computer programs or systems, which store or process date-related information using only two digits to represent the year. These programs or systems may not be able to properly distinguish between a year in the 1900's and a year in the 2000's. Failure of these programs or systems to distinguish between the two centuries could cause the programs or systems to yield erroneous results or even to fail.

     Effect on USi. To date, we have not experienced any material difficulties associated with the Year 2000 and we have not incurred any material liability or costs due to the Year 2000 issue. Our total expenses related to Year 2000 compliance through September 30, 2000 were $1.0 million. We do not anticipate that we will incur any material additional costs due to Year 2000 compliance.

                      WHERE YOU CAN FIND MORE INFORMATION

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate the documents listed on page 27 of the prospectus.

                          MARKET FOR OUR COMMON STOCK

     On November 13, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $3.75 per share. The common stock sold under this prospectus supplement will be listed on the Nasdaq National Market after we notify the Nasdaq National Market that the shares have been issued.

     As of November 13, 2000, we had 98,004,383 shares of common stock outstanding.

                                    GENERAL

     You should rely on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

     NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                       S-9
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                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
  Plan of Distribution......................................  S-1
  Use of Proceeds...........................................  S-1
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................  S-2
  Where You Can Find More Information.......................  S-9
  Market For Our Common Stock...............................  S-9
  General...................................................  S-9
PROSPECTUS
  Summary...................................................    3
  Risk Factors..............................................    5
  Special Note Regarding Forward-Looking Statements
     Contained in this Prospectus...........................   14
  Use of Proceeds...........................................   15
  Business..................................................   16
  Plan of Distribution......................................   26
  Experts...................................................   27
  Legal Matters.............................................   27
  Incorporation By Reference................................   27
  Where You Can Find More Information.......................   27


                                      S-10